November 12, 2009

BY EDGAR

Rufus Decker

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4631

Washington, DC 20549

Re: AGY Holding Corp.

Form 10-K for Fiscal Year Ended December 31, 2008 (the “2008 Form 10-K)

Forms 10-Q for Fiscal Quarters Ended March 31, 2009 and June 30, 2009

File No. 333-150749

Dear Mr. Decker:

We respectfully submit our response to the questions in your letter dated October 14, 2009. The timing of this response is consistent with our request to respond by November 13, 2009, as discussed with Ernest Greene of your office during an October 19, 2009 telephone call with our counsel, Laurie Churchill.

In connection with our response to the comments, AGY Holding Corp. acknowledges that:

(i)	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

(iii)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For reference purposes, your comments are reproduced below in bold in numerical sequence in this letter, and the corresponding responses of the Company are shown below each comment.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Response:	Where we have concluded that additional disclosures or revisions are required, we have underlined or otherwise delineated such disclosures and revisions and have indicated where and in which future filings such disclosure and revisions will be presented.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Alloy Metals, page 23

2.	Given the significance of alloy metals in comparison to your total property, please expand your disclosures to clearly state your consideration of these alloy metals in your testing of the appropriate assets grouping for impairment under SFAS 144. Specifically, it should be clear what consideration is given to these alloy metals in determining whether an event or circumstance may be indicative of impairment as well as what consideration is given to these alloy metals in your forecast of the expected future cash flows in arriving at the estimated fair value of the related asset groupings.

Your disclosures should include the following:

•

Please disclose whether or not your alloy metals have indefinite useful lives as well as whether you consider the market price of these metals in your impairment assessment. A significant decrease in the market price of an asset may be one of the events and circumstances which is indicative of an impairment;

•

Please disclose what consideration you give to the alloy metals in arriving at the estimated fair value of your corresponding asset groups. You should discuss any significant estimates and assumptions you make regarding these metals in your estimated fair value, including any assumptions regarding the length of time they will be used or the potential sale of these metals, as applicable; and

•

Please disclose the extent to which current fair values are less than carrying values of your alloy metals. Please also disclose what consideration you give to recognizing impairments of alloy metals when current fair values are less than carrying values. Your disclosure should include the impact on your financial statements.

Response:

Alloy metals (platinum and rhodium) are the primary component of the heat-resistant, glass-forming bushings in the Company’s glass-melting furnaces. Molten glass is passed through the bushings to form glass filaments. In addition, alloy metals are an integral part of the Company’s installed glass-melting furnaces and therefore are classified as property, plant and equipment on the balance sheet. Alloy metals have an indefinite life, however a small portion of the alloy metal is physically consumed during the manufacturing process. The portion of the alloy metal physically consumed is measured at the time a bushing is reconditioned and is charged to income. This expense is recorded net of the metal that is recovered periodically after special treatment. The Company’s alloy depletion expense net of the recoveries is disclosed in “Selected Financial Data”, included in the 2008 Form 10-K, and as a component of Cost of Goods Sold in the consolidated financial statements. The Company’s practice is generally not to resell alloy metals, but from time to time, the Company may sell some alloy metals based on operational needs and financial considerations.

The Company groups its tangible assets (property, plant and equipment, and alloy metals) and its definite-lived intangible assets together to assess impairment in accordance with the guidance of ASC 360-10. The Company tests for impairment and recoverability of long-lived assets (including metal alloys) whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

The spot market price of the Company’s platinum and rhodium is one of the factors considered in determining if assessing impairment of the Company’s long-lived tangible and definite-lived intangible assets needs to be assessed in accordance with the guidance of ASC 360-10 (i.e., “a significant decrease in the market price of a long-lived asset (asset group)”). The alloy metals are an integral component used in the manufacturing process and these assets, like any of the Company’ other long-lived assets, are not marked to market. The spot market price of platinum and rhodium has been volatile over the last year and as a result of that volatility (and excess of carrying value over market), the Company has performed an assessment for impairment of its long-lived tangible and definite-lived intangible assets quarterly and at December 31, 2008, commencing in the third quarter of 2008 and continuing currently. For each period, management concluded that there was no impairment of the Company’s tangible long-lived and definite-lived intangible assets.

Management does not believe that disclosure of the fair value of its metal alloys, one component of its long-lived assets, would provide the readers of the financial statements with meaningful information to evaluate the Company’s current performance or to assess the value of the Company. Management believes that information on the fair value of metal alloys would confuse the readers of the financial statements because market data about the Company’s other long-lived assets is not available or presented. Accordingly, management respectfully believes that in this regard its financial statement disclosures are adequate.

Goodwill and Intangible Assets with Indefinite Lives, page 23

3.	In the interest of providing readers with a better insight into management’s judgments in accounting for goodwill, please revise your discussion of critical accounting estimates to disclose:

•	The reporting unit level at which you test goodwill for impairment and your basis for that determination;

•	To the extent the estimated fair value of one or more of your reporting units does not substantially exceed your carrying amounts, please disclose the following:

•	Percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	Amount of goodwill allocated to the reporting unit;

•	Description of the methods and key assumptions used in performing step one of your impairment test and how the key assumptions were determined;

•

Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response:

As requested, the Company will supplement its “Critical Accounting Polices” included in the “Goodwill and Intangible Assets with Indefinite Lives” subsection of relevant future filings , and the “Summary of Significant Accounting Policies” included in the “Goodwill and Intangible Assets” subsection of its future consolidated financial statements to include the following disclosures:

Until the Company’s Chinese Business Combination on June 10, 2009, the Company reported and tested goodwill at the AGY Holding Corp. level based on its determination that it operated as one operating segment and one reporting unit. The Chief Operating Decision Making Officer (“CODM”) of the Company is its chief executive officer and the CODM is also the Company’s sole segment manager. The CODM reviewed consolidated financial data at the AGY Holding Corp. level in order to make financial and investment decisions as it relates to the Company’s operations.

The Company has considered the following information in its determination that AGY Holding Corp., prior to the date of the Company’s Chinese Business Combination, has operated as one operating segment and that the one operating segment was the Company’s only reporting unit:

The Company is headquartered in Aiken, SC and has manufacturing facilities in Aiken, SC and Huntingdon, PA. The Aiken and Huntingdon facilities manufacture Advanced Materials for the Company and the products that are produced at the individual facilities are interchangeable. All operations are served by a centralized corporate administrative function utilizing a single sales and marketing organization and the Company’s products serve multiple industries and market segments.

Management has determined that the CODM of the Company (per ASC 280-10-50-5) is its chief executive officer and that the CODM is also the Company’s sole segment manager (per ASC 280-10-50-7). The CODM reviews consolidated financial data at the consolidated level in order to make financial and investment decisions as it relates to the Company’s operations.

ASC 350-20-35-34 states, “A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management, as that term is defined in paragraph ASC 280-10-50-7, regularly reviews the operating results of that component.” Additionally, ASC 350-20-55-1 states, “Determining whether a component of an operating segment is a reporting unit is a matter of judgment based on an entity’s individual facts and circumstances.”

The manufacturing facilities in Aiken, SC and Huntingdon, PA constitute businesses in accordance with ASC 805-10-55-4. There is discrete statutory financial information (as defined in ASC 280-10-50-1) available for the two manufacturing facilities or limited liability corporations, however, that information is not provided to or reviewed by the plant managers or the Chief Operating Officer (the parties that report to the CODM) or to the CODM of the Company.

After considering the above factors, the Company concluded (in accordance with ASC 350-20-35-34 and ASC 350-20-55-1) that manufacturing facilities noted above do not constitute reporting units. As the individual manufacturing facilities do not constitute reporting units, there are no reporting units below the operating segment level. As there are no reporting units below the operating segment level, the operating segment is the reporting unit of the Company (in accordance with ASC 350-20-20) and the appropriate level at which to test for goodwill impairment.

The Company, with the assistance of a third party valuation specialist, completed a fair value assessment of goodwill and intangible assets with indefinite lives as of October 31, 2008 using the guidance provided in ASC 350-20 and ASC 350-30. At December 31, 2008, the Company considered the key assumptions that were made for the fair value assessment at October 31, 2008, and concluded that there were no changes in the key assumptions that would require an additional impairment test at that time. The fair value of goodwill and intangible assets with indefinite lives exceeded the carrying value by a significant cushion of approximately 27%. The following valuation methods, set forth in ASC 820-10-35, were used in the valuation:

•	Market approach: The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business).

•

Income approach: The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present amount (discounted). The measurement is based on the value indicated by current market expectations about those future amounts.

The approaches described above yielded fair values substantially (approximately 27% as previously noted) in excess of the carrying value of the Company’s goodwill; accordingly, no impairment was recorded at December 31, 2008. Many factors, such as the level of demand for the Company’s products in the respective markets that it serves and production costs, including raw material, metal alloy, energy, and direct labor costs, have an impact on the Company’s profitability and cash flows, and ultimately may affect the Company’s fair value. In the current economic climate, the level of demand in certain of the markets served by the Company is the key management estimate that is most susceptible to uncertainty. Each of the Company’s markets, as disclosed in the Company’s 2008 Form 10-K, have been adversely affected by the current economic climate. Nonetheless, as previously described, considering the two approaches to determine market value, the Company’s fair value substantially exceeded the carrying value of the Company’s goodwill at December 31, 2008.

Management continually monitors and evaluates current business performance and its business outlook in determining whether there are events or circumstances requiring the Company to re-evaluate its goodwill for impairment. As discussed in the Company’s Form 10-Q for the quarter ended June 30, 2009, the Company’s performance and short-to-midterm business outlook triggered management to reassess the recoverability of its goodwill. Accordingly, management obtained the assistance of third-party valuation specialists to assess the Company’s fair value, and it was concluded that goodwill was impaired at June 30, 2009. As disclosed in the Company’s consolidated financial statements included in Form 10-Q for the quarter ended June 30, 2009, the Company recognized a $44.5 million impairment charge.

Significant changes in demand levels within the Company’s respective markets, and changes in production costs including raw materials, metal alloy, energy and direct labor, may have a material impact on the results of future valuations, and if adverse, could cause the Company to recognize additional impairment, which would be disclosed.

The Company will provide the following additional discussion in its future filings of the Form 10-Q and 10-K:

Management continually monitors and evaluates current business performance and its business outlook in determining whether there are events or circumstances requiring the Company to re-evaluate its goodwill for impairment.

Significant changes in demand levels within the Company’s respective markets and changes in production costs including raw materials, metal alloy, energy and direct labor, may have a material impact on the results of future valuations, and if adverse, could cause the Company to recognize additional impairment.

Impairment of Long-lived Assets, Including Definite-lived Intangible Assets, page 23

4.	In the interest of providing readers with a better insight into management’s judgments in accounting for long-lived assets, including definite-lived intangible assets, please disclose the following:

•	How you determine when your long-lived assets should be tested for impairment and how frequently you evaluate for these types of events and circumstances;

•	How you group long-lived assets for impairment and your basis for that determination;

•	Sufficient information to enable a reader to understand what method you apply in estimating the fair value of your asset groups;

•	For any asset groups for which the estimated fair value does not substantially exceed the carrying value, please disclose the carrying value of the asset groups.

Response:

The Company groups its tangible assets (property, plant and equipment, and alloy metals) and its definite-lived intangible assets together to assess impairment in accordance with the guidance of ASC 360-10. The Company tests for impairment and recoverability of long-lived assets, including definite-lived intangible assets, whenever events or changes in circumstances indicate that its carrying amount may not be recoverable in accordance with the guidance below from ASC 360-10 to determine if a test for recoverability is required. Such events or changes in circumstances may include:

a.	A significant decrease in the market price of a long-lived asset (asset group)

b.	A significant adverse change in the extent or manner in which a long-lived asset (asset group) is being used or in its physical condition

c.	A significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset (asset group), including an adverse action or assessment by a regulator

d.	An accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset (asset group)

e.	A current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset (asset group)

f.	A current expectation that, more likely than not, a long-lived asset (asset group) will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

The Company determines fair value using both an income approach (discounted cash flows) and a market approach (comparable company market value analysis) and at certain dates the Company obtained the assistance of a third party specialist. Based on the Company’s analysis of fair value at October 31, 2008 and December 31, 2008, the Company’s fair value substantially exceeded the carrying value of the Company’s long-lived tangible and definite-lived intangible assets, and therefore no impairment was recognized. The Company tests for recoverability as required by ASC 360-10, whenever events or changes in circumstances indicate that the carrying amount of the Company’s long-lived tangible and definite-lived intangible assets may not be recoverable. The Company determines fair value at such times using management’s estimate of discounted cash flows.

Given the Company’s short-term performance in 2009, and the Company’s short-to-midterm view, the Company reassessed impairment of its long-lived tangible and definite-lived intangible assets at June 30, 2009, and concluded that fair value exceeded carrying value, and therefore, no impairment was recognized.

The Company has reviewed its footnote on “Impairment of Long-Lived Assets” included within the “Summary of Significant Accounting Policies” in the Company’s 2008 consolidated financial statements included in 2008 Form 10-K, and believes that the footnote disclosure reasonably summarizes the Company’s approach and methods used to assess its long-lived tangible and definite-lived intangible assets for impairment, and therefore, respectfully believes that no supplemental disclosures are required at this time.

Income Taxes, page 23

5.	In light of your losses in the years ended December 31, 2006, 2007, and your relatively minimal net income before taxes for the year ended December 31, 2008, please enhance your income taxes critical accounting policy to include a discussion of the material assumptions you made as well as the financial statement impact if actual results differ from the estimates made by management. Please describe the nature of the positive and negative evidence you considered in your determination that gross deferred tax assets of $26 million were recoverable as of December 31, 2008 and how that evidence was weighted. Refer to the SEC Interpretive Release No. 33-8350 and SEC Other Release No. 33-8040.

Response:

As requested, the Company will enhance disclosure in the “Income Taxes Critical Accounting Policy” section in future filings as follows (supplemental information underlined):

On an on-going basis, we evaluate whether our deferred tax assets are realizable and the need for a valuation allowance considering objective evidence such as reversal of the Company’s existing deferred tax liabilities, and forecasts of future taxable income.

At December 31, 2008, the Company had gross deferred tax assets of $26,493,000. The Company recorded a valuation allowance of $34,000 on certain net operating loss (“NOL”) carryforwards in France, which resulted in gross deferred tax assets, net of valuation allowance, of $26,459,000. The Company’s remaining deferred tax assets were primarily made up of NOL carryforwards and other expenses that had not yet matured into a deduction for tax purposes (e.g., pension obligations, stock compensation, accrued liabilities, etc.). At December 31, 2008, the Company also had gross deferred tax liabilities of $47,460,000, which resulted in a net overall deferred tax liability of $21,001,000. The Company’s deferred tax liabilities primarily related to property, plant, and equipment and intangible assets. Other than the NOL carryforwards in France (for which management provided a 100% valuation allowance), all of the Company’s remaining deferred tax assets and liabilities related to the Company’s operations in the U.S.

As required under ASC 740-10-30-17, the Company considered all available evidence, both positive and negative, in assessing whether a valuation allowance was required (based on the weight of that evidence) for the Company’s deferred tax assets. The Company weighed the evidence based on its amenability to objective verification. The positive evidence that the Company considered in reaching its conclusion that no valuation allowance was required on the Company’s deferred tax assets (other than for the previously discussed valuation allowance recorded for the NOL in France) was the future reversal of existing taxable temporary differences (i.e., the current deferred tax liability of $47,460,000). The negative evidence that the Company considered was its cumulative three-year book loss and the recent tax losses that contributed to the current NOL carryforwards.

Under ASC 740-10-30-18, future reversals of existing taxable temporary differences are a “source of income” available to realize a tax benefit for deductible temporary differences and carryforwards. Further, ASC 740-10-30-18 provides that “to the extent evidence about one or more sources of taxable income is sufficient to support a conclusion that a valuation allowance is not necessary, other sources need not be considered.” As the Company had more than sufficient taxable temporary differences to realize the tax benefit associated with the gross deferred tax assets, the Company concluded that no additional valuation allowance on its deferred tax assets was necessary at December 31, 2008.

Results of Operations

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007, page 27

6.	Please expand/revise your discussion under results of operations for all periods to:

•

Quantify the extent to which material increases in sales are attributable to changes in prices, volume or amount of goods being sold, or change in product mix. For example, you explain on page 27 the increase in net sales is the result of i) acquisition of the North American CFM business, which contributed $27.0 million, ii) selected price increases, and iii) improvement in product mix associated with higher sales in advanced material and technical yarn products. However, you do not quantify the impact of the price increases or the improvement in product mix;

•

Provide a more robust explanation for the changes in line items within your statements of income. For example, you indicated that the increase in gross profit was associated with more favorable product mix, selected price increases, increment margin associated with the CFM acquisition, lower depreciation and a reduction in lean manufacturing consulting costs partially offset various factors without further explanations as to the extent of each factor identified; and

•

Quantify each factor you cite as impacting your operations. For example, you disclose the increase in SG&A reflects higher personnel and business development expenses necessary to support your strategic growth initiatives and new product development activities. However, you have not quantified the impact of all of these items.

This is not meant to represent an all-inclusive list of where your MD&A should be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion, including your results by segment. See Item 303(a)(3) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and advises that it will thoroughly evaluate its MD&A in future filings and enhance its discussion, both qualitatively and quantitatively, where appropriate. In the Company’s Annual Report on Form 10-K for the fiscal year ending December 31, 2009 (the “2009 Form 10-K”), we will revise the 2008 MD&A discussion for “net sales”, “gross profit”, and “selling, general and administrative expenses” as presented below (supplemental information underlined). In addition, in future filings, the Company will provide the types of quantification and explanations for changes, as described in your comments.

Net sales.

Net sales increased $52.1 million, or 28.3%, to $236.5 million for the year ended December 31, 2008, compared to $184.4 million for the year ended December 31, 2007. This increase is the result of (i) our acquisition of the North American CFM business in October 2007, which contributed $27.0 million of incremental revenue, (ii) selected price increases and (iii) an improvement in product mix associated with higher sales of advanced material and technical yarn products, which contributed $7.7 million of incremental revenue. Defense revenues increased by 107% to $55.9 million due to our continued success in the Mine Resistant Ambush Protected (“MRAP”) program and Explosively-Formed Penetrator (“EFP”) protection kits. Aerospace revenues increased by 18% to $34.0 million reflecting higher aircraft original equipment manufacturer (“OEM”) and retrofit activity. Without taking account of the CFM acquisition, shipments to the electronics industry, the construction market and the industrial market decreased by 10%, 6% and 4%, respectively, for the year ended December 31, 2008, compared to the same period in 2007, reflecting production capacity constraints in the first half of 2008 and softer market conditions in the second half of the year.

Gross profit.

Gross profit increased approximately $8.4 million from $37.9 million, or 20.6% of net sales, for the year ended December 31, 2007 to $46.3 million, or 19.6% of net sales, for the year ended December 31, 2008. The gain in profitability in 2008 over the same period in 2007 was primarily the result of the following: (i) $6.9 million associated with a more favorable product mix resulting from higher shipments to the aerospace and defense markets, (ii) incremental margin associated with selected price increases, (iii) incremental margin of $3.3 million associated with the CFM acquisition, (iv) a reduction in depreciation expense, and (v) a decrease of $1.4 million in lean manufacturing consulting costs. These improvements were partially offset by several factors, including: (i) lower demand and shipments in several markets resulting in a $12.0 million decrease in net sales and the resultant reduction in gross profit, (ii) $4.8 million in costs associated with short-term inefficiencies incurred in the first half of 2008 as a result of production ramp-up activities necessary to meet market defense requirements and the start-up of in-house marble production capabilities in our Aiken, SC facility, (iii) a $1.3 million increase in alloy metal lease costs driven by additional alloy metal requirements associated with the CFM acquisition, higher production levels of advanced material products and higher market prices for platinum and rhodium, (iv) $1.1 million of costs incurred related to a short-term furnace disruption experienced at our Aiken, SC facility in the first quarter of 2008, (v) $5.7 million of costs associated with inflationary pressure in energy and raw materials and higher labor expenses, and (vi) a $4.5 million increase in alloy metal depletion losses caused by the increased levels of production.

Selling, general and administrative expenses.

Selling, general and administrative costs increased $2.8 million to $20.2 million for the year ended December 31, 2008, compared to $17.4 million for the year ended December 31, 2007. This increase reflects higher personnel expenses and increased business development expenses of $1.4 million, both of which were necessary to support our strategic growth initiatives and new product development activities. Additionally, as a result of the financial performance in 2008, variable compensation expense was $1.1 million higher in fiscal 2008, compared to 2007. As a result of the increase in revenue in fiscal 2008, selling, general and administrative costs as a percent of sales decreased from 9.5% for the year ended December 31, 2007 to 8.6% for the year ended December 31, 2008.

Liquidity and Capital Resources

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007, page 30

7.	You indicate that cash provided by operating activities was $22.6 million for the year ended December 31, 2008, compared to $26.0 million for the year ended December 31, 2007. However, you have not identified the components that resulted in the decrease in your cash flows from operations. Please expand this disclosure to discuss the components that resulted in the decrease in cash flows from operations as well as the underlying reasons for changes in these components, with specific discussions for accounts receivable, inventories, accounts payable and accrued and other liabilities. Please revise your disclosure for all periods presented.

Response:

The components of the decrease in cash provided by operating activities was addressed in the “Working Capital” discussion on page 29 of the 2008 Form 10-K, which has been excerpted below:

“Working capital is defined as total current assets, excluding unrestricted cash, less total current liabilities, including the current portion of long-term debt. We had working capital of $36.9 million and $34.5 million on December 31, 2008 and December 31, 2007, respectively. The $2.4 million increase is primarily the result of: (i) a $7.6 million increase in inventory (ii) a $1.4 million decrease in trade accounts payable (iii) a $1.2 million decrease in the current portion of long-term debt representing capital lease obligations that matured during 2008, partially offset by (iv) a $2.7 million decrease in accounts receivable attributable to an improvement in days sales outstanding resulting primarily from higher shipments of advanced material products with financial discount payment terms for early payment and (v) a $4.7 million decrease in current deferred tax assets.”

In the 2009 Form 10-K, the Company will revise the discussion of the change in cash from operating activities in the “Liquidity and Capital Resources” section consistent with the disclosure presented below (supplemental information underlined below). In addition, in the Company’s future filings, the Company will provide more robust explanations for changes, as requested in your comment.

Cash provided by operating activities was $22.6 million for the year ended December 31, 2008, compared to $26.0 million for the year ended December 31, 2007. Net income (loss) adjusted for non-cash items contributed $28.0 million of cash flow in 2008 compared to $20.4 million in 2007. This $7.6 million increase was more than offset by increased working capital requirements. We had working capital of $36.9 million and $34.5 million on December 31, 2008 and December 31, 2007, respectively. The $2.4 million increase is primarily the result of: (i) a $7.6 million increase in inventory as a result of higher production levels (ii) a $2.2 million decrease in trade accounts payable, inclusive of construction in progress, due to lower manufacturing activities during the quarter and (iii) a $1.2 million decrease in the current portion of long-term debt representing capital lease obligations that matured during 2008, which were partially offset by (iv) a $2.7 million decrease in accounts receivable attributable to an improvement in days sales outstanding resulting primarily from higher shipments of advanced material products with financial discount payment terms for early payment and (v) a $4.7 million decrease in current deferred tax assets as a result of a reclassification between short and long term deferred tax assets and liabilities.

Historical Indebtedness, page 31

8.	On page F-16, you indicate that you were in compliance with all debt covenants at December 31, 2008. You also indicate that the indentures governing the notes contain a Fixed Charge Coverage Ratio. Please disclose here or elsewhere in the filing the specific terms of any material debt covenants in your credit agreements.

For any material debt covenants for which you have not met, or it is reasonably likely that you will not be able to meet such covenants, please disclose the required amounts/ratios as well as the actual amounts/ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required amounts/ratios and the actual amounts/ratios. Please also consider showing the specific computations used to arrive at the actual amounts/ratios with corresponding reconciliations to US GAAP amounts, if necessary. See Sections 1.D and IV.C of the SEC Interpretive Release No. 33-8350 and

Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please also disclose if there are any stated events of default which would permit the lenders to accelerate the debt if not cured within applicable grace periods or any cross default provisions in your debt agreements.

Response:

The covenants in the agreement governing the Company’s $40 million revolving credit facility are summarized on F-16 in the statement leading up to the Company’s affirmation of its compliance with these covenants, as follows:

“The Credit Facility contains customary representations and warranties and customary affirmative and negative covenants, including, among other things, restrictions on indebtedness, liens, investments, mergers and consolidations, dividends and other payments in respect to capital stock, transactions with affiliates, and optional payments and modifications of subordinated and other debt instruments. The Credit Facility also includes customary events of default, including a default upon a change of control. The Company was in compliance with all such covenants during both 2008 and 2007 and at December 31, 2008 and 2007.”

On page 31 of the 2008 Form 10-K, the Company refers to the Fixed Charge Coverage Ratio with respect to the indenture governing the Company’s senior secured notes because the ratio is used to determine if the Company may take certain actions, stated as follows: “The indenture governing the notes contains a Fixed Charge Coverage Ratio, which is an important ratio that is used to determine our ability to make restricted payments, incur additional indebtedness, issue preferred stock and enter into mergers or consolidations or sales of substantially all assets. The Fixed Charge Coverage Ratio is calculated based on “Consolidated Cash Flow” which is calculated per the indenture governing the notes on the same basis as Adjusted EBITDA, as described on page 25.”

The indenture governing the Company’s senior secured notes does not contain any financial maintenance debt covenants; it only contains restrictive covenants that may limit the Company’s ability to take certain actions, such as incurring additional indebtedness or making certain acquisitions. Further, the Company describes on page 32 of the 2008 Form 10-K that: “The indenture does not allow us to pay dividends or distributions on our outstanding capital stock (including to our parent) and limits or restricts our ability to incur additional debt, repurchase securities, make certain prohibited investments, create liens, transfer or sell assets, enter into transactions with affiliates, issue or sell stock of a subsidiary or merge or consolidate.”

To further clarify, there are no financial maintenance covenants (i.e., financial covenants that must be maintained on a regular basis, such as debt to interest, fixed charge coverage, or maximum leverage ratio) in the indenture governing the Company’s senior secured notes or in the agreement governing its credit facility.

The Company discloses on page 16 of the 2008 Form 10-K in “Item 1A. Risk Factors” that an event of default based on covenant non-compliance may result in the acceleration of the Company’s senior secured notes as follows: “In addition, the indenture governing our notes contains restrictive covenants that limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default, which, if not cured or waived, could result in the acceleration of all of our debts.

The covenants restrict our ability to take certain actions to some extent, including our ability to:

•	incur additional indebtedness;

•	pay dividends and make distributions in respect of our capital stock;

•	repurchase our capital stock;

•	make investments;

•	create or permit restrictions on the ability of our restricted subsidiaries to pay dividends or make other distributions to us;

•	engage in transactions with shareholders and affiliates;

•	create or permit certain liens;

•	use the proceeds from sales of assets and subsidiary stock;

•	sell or otherwise dispose of assets; and

•	engage in mergers and acquisitions.”

In the “Historical Indebtedness” section on page 32 of the 2008 Form 10-K, the Company also discloses: “The indenture permits the trustee or the holders of 25% or more of the Notes to accelerate payment of the outstanding principal and accrued and unpaid interest upon certain events of default, including failure to make required payments of principal and interest when due, uncured violations of the material covenants under the indenture or if lenders accelerate payment of the outstanding principal and accrued unpaid interest due to an event of default with respect to at least $15.0 million of our other debt, such as the Credit Facility.” Accordingly, the Company respectfully submits that the language cited in the Historical Indebtedness section of the 2008 Form 10-K sufficiently summarizes the risk of acceleration due to events of default, including cross defaults, under the indenture. However, as discussed below, the Company will supplement the disclosure in the Debt footnote in its future consolidated financial statements.

An acceleration of debt may also occur if an event of default under the agreement governing the credit facility occurs and is not cured within the applicable grace period. The Company will supplement its future disclosure with respect to the Credit Facility, as discussed below, in both the Historical Indebtedness section of applicable future periodic reports and the Debt footnote in its future consolidated financial statements.

The Company will supplement the “Historical Indebtedness” section of its applicable future periodic reports and its Debt footnote included in its future consolidated financial statements with the following additional disclosures (supplemental information underlined):

“Historical Indebtedness” section in the Company’s applicable future periodic reports – Neither the Company’s indenture governing the Company’s senior secured notes nor the agreement governing its credit facility contain any financial maintenance covenants.

“Historical Indebtedness” section in the Company’s applicable future periodic reports (under the Credit Facility “customary events of default” discussion) – The agreement governing the credit facility permits the lenders to accelerate payment of the outstanding principal and accrued and unpaid interest and/or to terminate their commitment to lend any additional amounts upon certain events of default, including failure to make required payments of principal and interest when due, violations of the material covenants under the agreement, a change of control of the Company, certain defaults with respect to the collateral securing the credit facility or if the Company fails to pay indebtedness owing to other parties, or lenders under other agreements accelerate payment of the indebtedness owing, in an aggregate amount of $7,500,000 or more.

“Debt” footnote (“Senior Secured Revolving Credit Facility” subsection) in the Company’s future consolidated financial statements – The Credit Facility does not contain any financial maintenance covenants.

Under certain events of default and other conditions, including failure to pay indebtedness due under the Senior Secured Notes, payment of the outstanding principal and interest could be accelerated.

“Debt” footnote (“Senior Secured Notes” subsection) in the Company’s future consolidated financial statements – The indenture governing the notes contains a Fixed Charge Coverage Ratio (calculated based on “Consolidated Cash Flow” (as defined)), which is used to determine our ability to make restricted payments, incur additional indebtedness, issue preferred stock and enter into mergers or consolidations or sales of substantially all assets. The indenture does not allow us to pay dividends or distributions on our outstanding capital stock (including to our parent) and limits or restricts our ability to incur debt, repurchase securities, make certain prohibited investments, create liens, transfer or sell assets, enter into transactions with affiliates, issue or sell stock of a subsidiary or merge or consolidate. The indenture does not contain any financial maintenance covenants.

Under certain events of default, including defaults under the Credit Facility, payment of the outstanding principal and interest could be accelerated.

Financial Statements General

9.	Please disclose the types of expenses that you include in the cost of goods sold line item and the types of expenses that you include in the selling, general and administrative expenses line item. In doing so, please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of goods sold line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of goods sold, please disclose:

•	in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented; and

•

in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of goods sold and others like you exclude a portion of them from gross profit, including them instead in a line item, such as selling, general and administrative expenses.

Response:

The Company will add the following disclosures to the “Summary of Significant Accounting Policies” footnote included in its future consolidated financial statements:

Cost of Goods Sold includes all costs of manufacturing, including direct manufacturing labor and fringe benefits, direct material, direct energy, and direct repairs and maintenance. In addition, Cost of Goods Sold includes indirect manufacturing expenses such as expenses of manufacturing support labor, indirect energy and consumable supplies, as well inbound and outbound freight, duties, inspection, quality and distribution activities. The Company includes inbound freight charges, purchasing and receiving costs, inspection costs, internal transfer costs and other costs of its distribution network in Cost of Goods Sold.

Selling, General and Administrative expenses include salaries, wages, travel, outside services and supplies of the Management, Sales and Marketing, and Science and Technology functions, which are unrelated to the manufacturing processes.

6. Intangible Assets, page F-14

10.	You indicate that the amortization period for your process technology is 18 years. Please tell us how you determined that 18 years is the appropriate useful life of your process technology in accordance with paragraph 11 of SFAS 142. Please also disclose whether your useful life of 18 years was based on legal or contractual arrangements.

Response:

Per the guidance provided in ASC 350-30-35-1 through ASC 350-30-35-5, the Company utilized the estimated remaining life of certain patents and the economic life of key technologies in determining the amortization period for process technology. The Company’s technology consists of 11 active U.S. patents that relate to the design, application or manufacturing processes for key products. The technology used pertains to two key areas: S-2 Glass manufacturing and bushings for extra fine yarns. The value of the patents or patent applications contributes to the overall value of the Company’s technology and its underlying product sales. These patents have enabled the Company to gain certain technological advantages over competitors, gain market share and provide an opportunity for continued growth. The 18-year useful life of the process technology was based on the average legal life of the patents and the Company’s estimated economic life of the S-2 Glass and extra fine yarn technology processes, considering factors such as technological developments and obsolescence. At least annually, management evaluates the remaining useful economic life of its definite-lived intangible assets, including process technology, and believes that the remaining useful economic life remains appropriate, given the technological advantages of these patents discussed above.

In the “Intangible Assets” footnote included in future consolidated financial statements included in Form 10-K, the Company will supplement its disclosures regarding the process technology with the following (supplemental information underlined):

The Company’s process technology consists of several patents that relate to the design, application or manufacturing for key products, and its estimated useful life is based on the average legal life of the patents and the Company’s estimated economic life of the processes.

Exhibits 31.1 and 31.2

11.	We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

Response:	The requested change will be made in future filings.

FORM 10-Q FOR THE FISCAL QUARTER ENDED JUNE 30, 2009

General

12.	In Footnote 6 on page 13, you indicate that you recognized a non-cash pre-tax goodwill impairment charge of $44.5 million, classified, as a charge against “loss from operations” in the second quarter of 2009. Given that you have recorded asset impairments during the three and six months ended June 30, 2009, please provide the disclosures required by paragraphs 33 through 35 of SFAS 157 for all assets, as well as liabilities if applicable, that are measured at fair value on a nonrecurring basis in periods subsequent to initial recognition. Please note that these disclosures are intended to enable users of your financial statements to assess the inputs used to develop your fair value measurements.

Response:

The only asset impairment recorded by the Company, as previously discussed, was the impairment of a portion of the Company’s goodwill recorded in the Company’s consolidated financial statements for the three and six months ended June 30, 2009.

In the Company’s future periodic reports, the Company will provide the disclosures required by ASC 82—10 for items (only goodwill at this time) that are measured at fair value on a nonrecurring basis in periods subsequent to initial recognition as illustrated in the table below and explanatory note for goodwill at June 30, 2009.

The Company utilized the valuation hierarchy provided in ASC 820-10 to determine the fair value of assets measured on a non-recurring basis in periods subsequent to the initial adoption of ASC 820-10:

•

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

•	Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly based on inputs not quoted on active markets, but corroborated by market data.

•	Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Company, with the assistance of a third party valuation specialist utilized valuation techniques that maximized the use of observable inputs and minimized the use of unobservable inputs to the extent possible. The valuation methodologies used to determine fair value were:

•	Market approach: The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business).

•

Income approach: The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present amount (discounted). The measurement is based on the value indicated by current market expectations about those future amounts.

Example table and explanatory note to be included in future Form 10-Q and 10-K filings:

($ in millions)	Fair Value Measurements Using
Description	Quarter Ended June 30, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Gains (Losses)
Goodwill	$40.5			$40.5	$(44.5)

In accordance with the provisions of ASC 350-20, goodwill with a carrying amount of $85 million was written down to the fair value of $40.5 million, resulting in an impairment charge of $44.5 million, which was included in earnings for the three and six month period ended June 30, 2009.

Financial Statement

2. Business Combination and Anderson Contract Termination Costs, page 10 2009

Chinese Business Combination, page 10

13.	You indicate that based on your preliminary allocation of purchase price to the fair value of the acquired assets less liabilities assumed, that the acquisition was a bargain purchase and will result in approximately $23.2 million of negative goodwill. You also disclose that you have classified the estimated negative goodwill as a reduction of the fair value of the machinery and equipment acquired. Please tell us how you considered paragraphs 36 and 37 of SFAS 141R in determining your accounting treatment.

Response:

The Company’s acquisition of a controlling interest in the Shanghai-based yarn manufacturing business of Grace THW Group (the “Chinese Business Combination”) was completed on June 10, 2009. In view of the timing of the consummation of the Chinese Business Combination in relation to the deadline for filing the Company’s Form 10-Q for the quarter and six months ended June 30, 2009 (which the Company extended by five days under Rule 12b-25 promulgated under the Securities Exchange Act of 1934, as amended), management made a preliminary determination that based on the range of reasonable fair values for the identifiable assets acquired and liabilities assumed a bargain purchase may result from the Chinese Business Combination in accordance with Accounting Standard Codification Section No. 805 Business Combinations (ASC No. 805”). However, management, with the assistance of an independent third-party valuation expert, was not able to complete a comprehensive review of the fair value of the assets acquired and liabilities assumed and the allocation of the purchase price in a manner deemed adequate to recognize the bargain purchase as income in the Company’s financial statements for the quarter and six months ended June 30, 2009.

Management believes that its disclosures regarding the acquisition accounting, including the disclosure about the possibility that the transaction may ultimately result in a bargain purchase gain, were transparent in the Company’s financial statements for the quarter and six months ended June 30, 2009.

While management considered the guidance contained in paragraphs 2 and 3 of ASC No. 805-25 regarding recognition of a gain, management also considered the guidance of paragraph 4 of ASC No. 805-25, which states (bold added for emphasis),

Before recognizing a gain on a bargain purchase, the acquirer shall reassess whether it has correctly identified all of the assets acquired and all of the liabilities assumed and shall recognize any additional assets or liabilities that are identified in that review. See paragraphs 805-30-30-4 through 30-6 for guidance on the review of measurement procedures in connection with a reassessment required by this paragraph.

Paragraph 6 of ASC 805-30-30 goes on to state that:

The objective of the review is to ensure that the measurements appropriately reflect consideration of all available information as of the acquisition date.

Accordingly, management concluded that prior to recognizing a gain on a bargain purchase, it should wait until it had all available information to complete the fair value allocation as well as the reassessment process provided in ASC No. 805-30-30-4 to 30-6.

During the third quarter of 2009, the Company has completed the fair value determination of the identifiable assets acquired and liabilities assumed, as well as the reassessment process required by ASC No. 805-30-25-4 and has recognized a bargain purchase gain of $22.5 million at the acquisition date. Consequently, the Company’s Form 10-Q for the quarter ended September 30, 2009 will include the following disclosure (included in Note X to the consolidated financial statements for the quarter and nine months ended September 30, 2009 included in Form 10-Q) regarding the Chinese Business Combination to give retrospective recognition to the Company’s June 30, 2009 financial statements of the finalization of the purchase price allocation as follows:

In accordance with ASC No. 805, Business Combinations, material changes to provisional fair value allocations should be adjusted retrospectively to the period in which the acquisition is consummated. Accordingly, in our financial statements for the nine months ended September 30 2009, we have retrospectively adjusted the June 30, 2009 quarterly information to give recognition to the bargain purchase that arose from the acquisition of 70% controlling interest in Grace THW Group as follows:

a)	The carrying amount of property, plant and equipment as of June 30, 2009, would be increased by $22.5 million.

b)	Other Income (non-operating) increased by $22.5 million to recognize the bargain purchase gain resulting from completing the purchase price fair value allocation.

14.	You indicate that the put option is a redemption feature which results in the classification of the non-controlling interest, approximately $12.4 million at the acquisition date, as temporary equity presented in the accompanying consolidated balance sheet between total liabilities and shareholder’s equity. Please tell us what consideration you gave to determining that your redemption feature is not considered a freestanding option within the scope of SFAS 150.

Response:

In concluding that the put option is considered an embedded feature, management considered the definition of a “freestanding financial instrument” contained in ASC 480-10. A “freestanding financial instrument” is defined as follows:

A financial instrument that meets either of the following conditions:

a.	It is entered into separately and apart from any of the entity’s other financial instruments or equity transactions.

b.	It is entered into in conjunction with some other transaction and is legally detachable and separately exercisable.

Factors contributing to management’s assessment that the put option was not a freestanding financial instrument included the following:

(a)	the acquisition agreement and the put option were negotiated and entered into contemporaneously and the put option was a key component of the two parties’ agreement on the acquisition. Therefore the put option was not entered into separately and apart from the other financial instruments of the acquired entity (i.e., the noncontrolling interest).

(b)	the shares are nontransferable (the shares are not traded on an open market), there are provisions preventing Grace Technology Investment Co., Ltd. (“Grace”) from selling its shares or transferring the put option, and the put option may not be settled net cash. Therefore, there is no ability of Grace to exercise the put option without tendering specific shares and so the put option is not legally detachable and separately exercisable.

Management also considered the guidance in ASC 480-10-65-1, which states in part:

Some entities have issued shares that are required to be redeemed under related agreements. If the shares are issued with the redemption agreement and the required redemption relates to those specific underlying shares, the shares are mandatorily redeemable.

Management believes this guidance provides support for the view that a separately papered arrangement may not be considered a freestanding financial instrument, but rather the determination of whether an arrangement is freestanding or embedded should be based on the substance of the transaction. Although the put option was not entered into at the same date as the original issuance of the shares (i.e., the shares now held by the noncontrolling party), management believes that the substance of the arrangement would indicate that the cancellation of the old shares and the re-issuance of those shares with a put option in the same contract would be no different from the issuance of a separately papered put option when the economic substance of the two arrangements is identical, such as in this situation. Rather, in substance, for the reasons stated above, the put option is not a separate freestanding financial instrument. Management believes this view is consistent with common application in practice of arrangements similar to the Company’s (i.e., transactions involving the acquisition of a controlling interest in an entity with a remaining puttable noncontrolling interest).

15.	Please revise your business acquisition note to provide the following:

•

For acquired receivables not subject to AICPA SOP 03-3, please disclose 1) the fair value of the receivables, 2) the gross contractual amounts receivable and 3) the best estimate at the acquisition date of the contractual cash flows not expected to be collected. See paragraphs 68(h) of SFAS 141(R); and

•

Disclose 1) the fair value of the noncontrolling interest in the acquiree at the acquisition date and (2) the valuation technique(s) and significant inputs used to measure the fair value of the noncontrolling interest. See paragraphs 68(p) of SFAS 141(R).

Response:

The only receivables acquired in the Chinese Business Combination were trade receivables resulting in the normal course of the conduct of business for which management assessed fair value given information on (a) aging of the trade receivables, (b) subsequent collections from the customers, and (c) other data used by management to assess collectability of the receivables at the acquisition date. Where disclosures related to the Chinese Business Combination are required in the Company’s future periodic filings, the Company will provide the following disclosures regarding the acquired receivables:

At the June 10, 2009 acquisition date of AGY China, gross and net trade receivables of $5.6 million and $5.5 million, respectively were acquired. The Company expects the $5.5 million of receivables to be collected as of the acquisition date.

Additionally, where disclosures related to the Chinese Business Combination are required in the Company’s future periodic reports, the Company will provide the following disclosures regarding the noncontrolling interest:

The fair value of the noncontrolling interest, estimated at $12.4 million at the acquisition date (classified as temporary equity, between total liabilities and shareholder’s equity in the consolidated balance sheets) was determined by management with the assistance of a third-party valuation specialist. The determination of the fair value of the noncontrolling interest included consideration of the purchase price paid by the Company for its 70% interest and the estimated fair value of the put and call options between the parties (considering exercise of the options exercised in 2011 based on achievement of financial performance targets), discounted to present value using an industry weighted average cost of capital.

13. Comprehensive Income (Loss), page 19

16.	Please revise to provide the disclosures required by paragraph 38 of ARB 51, as amended by ASC-810-10-65.

Response:

The Company will revise its future filings to include the required disclosure within ASC 810-10-50-1A.

We greatly appreciate the cooperation of the Staff concerning our response. If you have additional questions or comments, please contact Catherine Cuisson at (803) 643-1197.

Very truly yours,	Very truly yours,

/s/ Wayne T. Byrne	/s/ Catherine Cuisson
Wayne T. Byrne Chief Financial Officer	Catherine Cuisson Vice President and Corporate Controller

cc:	Terry Knause, Partner, Deloitte and Touche, LLP
Craig E. Marcus, Esq., Ropes & Gray, LLP
Laurie A. Churchill, Esq., Ropes & Gray, LLP